# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOUTHWEST AIRLINES CO, CIK 0000092380
CUSIP: 844741108
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 2702 LOVE FIELD DR, P O BOX 36611, DALLAS, Texas (TX), 75235
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0000902664-24-004970
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 51,128,500; shared voting power 0; sole dispositive power 51,128,500; shared dispositive power 0; aggregate amount beneficially owned 51,128,500 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: SOUTHWEST AIRLINES CO
Address of issuer's principal executive offices: 2702 LOVE FIELD DR, P O BOX 36611, DALLAS, Texas (TX), 75235
Comment: The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed with the Securities and Exchange Commission on August 5, 2024 (as amended, the "Schedule 13D"). This Amendment No. 10 amends and restates Item 6 and supplements Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person increased the Elliott Funds' exposure to the Issuer as a result of its belief that the Issuer's strategic initiatives can position the Issuer to create long-term shareholder value.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is incorporated herein by reference.

The Elliott Funds have entered into notional principal amount derivative agreements (the "Cash Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 33,094,509 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 6.3% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or EIM with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). EIM disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third-party financial institutions.

EIM has combined economic exposure in the Issuer of approximately 16.0% of the shares of Common Stock outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (09/16/2025)